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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549



                             SCHEDULE 13G


               Under the Securities Exchange Act of 1934
                          (Amendment No. 4)*


                            INTERFACE, INC.
---------------------------------------------------------------------
                           (Name of Issuer)


                CLASS A COMMON STOCK ($0.10 PAR VALUE)
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                    (Title of Class of Securities)


                               458655106
                          -------------------
                            (CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 458655106
--------------------

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ray C. Anderson

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     N/A

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

     2,258,002

6.   SHARED VOTING POWER

     NONE

7.   SOLE DISPOSITIVE POWER

     1,636,013

8.   SHARED DISPOSITIVE POWER

     NONE

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,262,002

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

     N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     9.5%

12.  TYPE OF REPORTING PERSON*

     Individual

___________________________

*SEE INSTRUCTION BEFORE FILLING OUT!
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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             SCHEDULE 13-G
        Information Statement Pursuant to Rules 13d-1 and 13d-2
                           (Amendment No. 4)


Item 1 (a)     NAME OF ISSUER:
               Interface, Inc.

Item 1 (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               2859 Paces Ferry Road, Suite 2000
               Atlanta, Georgia  30339

Item 2 (a)     NAME OF PERSON FILING:
               Ray C. Anderson

Item 2 (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               2859 Paces Ferry Road, Suite 2000
               Atlanta, Georgia  30339

Item 2 (c)     CITIZENSHIP:
               United States of America

Item 2 (d)     TITLE OF CLASS OF SECURITIES:
               Class A Common Stock ($0.10 Par Value)

Item 2 (e)     CUSIP NUMBER:
               458655106

Item 3         Statements Filed Pursuant to Rules 13d-1(b) or 13d-
               2(b):
               Not Applicable

Item 4 (a)     AMOUNT BENEFICIALLY OWNED:
               I am the beneficial owner, as of December 31, 1995, of
               2,262,002 shares of Class A Common Stock for the
               purpose of Section 13(g) of the Securities Exchange Act
               of 1934 by virtue of Rule 13d-3.  This ownership
               consists of (i) 1,606,588 shares of Class B Common
               Stock, which are convertible on a one-for-one basis
               into shares of Class A Common Stock, owned directly by
               me, (ii) 621,989 additional shares of Class B Common
               Stock which I have the power to direct the voting of
               pursuant to a Voting Agreement, (iii) 4,000 shares of
               Class A Common Stock held of record by my wife (as to
               which I disclaim beneficial ownership), (iv) 4,000
               shares of Class A or B Common Stock issuable upon the
               exercise of stock options which are currently exercisable
               or exercisable within 60 days, and (v) 25,425 shares of
               Class A Common Stock issuable upon conversion of the
               Interface 8% convertible subordinated debentures owned
               by The Ray C. Anderson Foundation, Inc. (a non-profit
               corporation) for which I may be deemed to have the
               power to direct the voting and disposition.
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Item 4 (b)     PERCENT OF CLASS:
               If all of the Class B Common Stock and options that I beneficially own were converted into Class A Common
               Stock, I would beneficially own 9.5% of the outstanding Class A Common Stock, computed in accordance with Rule 13d-3.

Item 4 (c)     NUMBER OF SHARES AS TO WHICH REPORTING PERSON HAS:

               (i)    Sole power to vote or to direct vote:  2,258,002

               (ii)   Shared power to vote or to direct the vote: None

               (iii)  Sole power to dispose or to direct the
                      disposition of:  1,636,013

               (iv) Shared power to dispose or to direct the disposition of: None

Item 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
          Not Applicable

Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:
          Not Applicable

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRES THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:
          Not Applicable

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
          Not Applicable

Item 9    NOTICE OF DISSOLUTION OF GROUP:
          Not Applicable

Item 10   CERTIFICATION:
          Not Applicable
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                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                /s/  Ray C. Anderson
                              -------------------------------------
                              Ray C. Anderson



Dated:  February 10, 1996